Filed pursuant to Rule 433

November 8, 2006

Relating to

Preliminary Prospectus Supplement dated November 7, 2006 to

Prospectus Dated November 3, 2006

Registration Statement No. 333-138437

GENWORTH FINANCIAL, INC.

$600,000,000

6.15% FIXED-TO-FLOATING RATE JUNIOR SUBORDINATED NOTES

Issuer:	Genworth Financial, Inc.

Securities:	6.15% Fixed-to-Floating Rate Junior Subordinated Notes (the “Notes”)

Principal Amount:	$600,000,000

Par Amount:	$1,000 per Note

Settlement Date:	November 14, 2006 (T+5)

Scheduled Redemption Date:	Subject to certain limitations, November 15, 2036

Final Maturity Date:	November 15, 2066

Interest Rate and Interest Payment Dates During Fixed
Rate Period:	The Notes will bear interest on their principal amount from and including November 14, 2006 to but excluding November 15, 2016 at the annual rate of 6.15%, payable semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2007.

Day Count Convention During Fixed Rate Period:	30/360, from and including November 14, 2006 to but excluding November 15, 2016

Interest Rate and Interest Payment Dates During Floating Rate Period until
Final Maturity Date:

The Notes will bear interest from and including November 15, 2016 to but excluding the final maturity date of November 15, 2066 (based on a 360 day year and the actual number of days elapsed) at the annual rate equal to three-month LIBOR plus 2.0025%, payable quarterly in arrears on February 15, May 15, August 15 and November 15.

Three-month LIBOR means, with respect to any interest period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that interest period and ending on the next interest payment date (the “relevant period”) that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the LIBOR determination date for that interest period. If such rate does not appear on MoneyLine Telerate Page 3750, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for the relevant period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with us), at approximately 11:00 a.m., London time on the LIBOR determination date for that interest period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, three-month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent (after consultation with us), at approximately 11:00 a.m., New York City time, on the first day of that interest period for loans in U.S. dollars to leading European banks for the relevant period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, three-month LIBOR for that interest period will be the same as LIBOR as determined for the previous interest period or, in the case of the interest period beginning on November 15, 2016, 7.37785%. The establishment of three-month LIBOR for each three-month interest period beginning on or after November 15, 2016 by the calculation agent shall (in the absence of manifest error) be final and binding.

CUSIP/ISIN:	37247D AG 1/ US37247DAG16

Reference Treasury Benchmark Yield:	4.659% (4 7/8% due August 2016)

Spread to Benchmark Treasury:	153 basis points (1.53%)

Optional Redemption:

•     Redeemable in whole or in part, at any time on or after November 15, 2016 at their principal amount plus accrued and unpaid interest to the date of redemption, provided that in the event of a redemption in part that the principal amount outstanding after such redemption is at least $50,000,000.

•     Redeemable in whole or in part, at any time prior to November 15, 2016, in cases not involving a tax event or rating agency event, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the “make-whole price,” provided that in the event of a redemption in part that the principal amount outstanding after such redemption is at least $50,000,000.

“Make-whole price” means the sum, as calculated by the premium calculation agent, of the present values of the remaining scheduled payments of principal (discounted from November 15, 2016) and interest that would have been payable to and including November 15, 2016 (discounted from their respective interest payment dates) on the Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 25 basis points; plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

Redemption after the Occurrence of a Tax Event
or Rating Agency Event:

Redeemable in whole, but not in part, prior to November 15, 2016, within 90 days after the occurrence of a tax event or rating agency event, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the “special event make-whole price.”

“Special event make-whole price” means the sum, as calculated by the premium calculation agent, of the present values of the remaining scheduled payments of principal (discounted from November 15, 2016) and interest that would have been payable to and including November 15, 2016 (discounted from their respective interest payment dates) on the Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points; plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

For purposes of the definition of “comparable treasury issue” (which is applicable to the determination of both the “make-whole price” and the “special event make-whole price”) set forth in the Preliminary Prospectus Supplement, the date set forth therein shall be November 15, 2016.

Replacement Capital
Covenant:	A replacement capital covenant will apply until November 15, 2046. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are November 15, 2016 and November 15, 2036.

Public Offering Price:	$598,272,000

Estimated Net Proceeds:	$592,000,000

Sole Structuring Advisor:	Morgan Stanley & Co. Incorporated

Joint Bookrunners:	Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Goldman, Sachs & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 and Goldman, Sachs & Co. toll free at 1-866-471-2526.

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